SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 28th October 2004

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 28th October 2004, London

Results Announcement for the Third Quarter 2004

GSK delivers EPS of 18.7 pence – on track for 2004 guidance

GlaxoSmithKline plc (GSK) today announces its results for the third quarter ended 30th September 2004. The full UK GAAP results are presented under ‘Profit and loss account’ on pages 7 and 8 and are summarised below.

FINANCIAL RESULTS*

	Q3 2004		Q3 2003 (restated)		Growth		9 months 2004		9 months 2003 (restated)		Growth

	£m		£m		CER%	£%	£m		£m		CER%	£%

Turnover	5,019		5,466		—	(8)	15,026		16,063		1	(6)
Business performance
Trading profit	1,594		1,753		5	(9)	4,868		5,434		1	(10)
Profit before tax	1,522		1,694		4	(10)	4,729		5,420		(2)	(13)
Earnings per share	18.7	p	20.7	p	5	(10)	58.2	p	66.2	p	(1)	(12)
Statutory results
Trading profit	1,594		1,720		7	(7)	4,868		5,206		5	(6)
Profit before tax	1,522		1,661		6	(8)	4,729		5,195		2	(9)
Earnings per share	18.7	p	20.2	p	7	(7)	58.2	p	63.3	p	3	(8)

Q3 2004 SUMMARY*

•	Total turnover remained level with last year, despite the significant impact of generic competition to Paxil and Wellbutrin. Excluding sales of these products, turnover grew 12% in the United States and 8% globally.

•	GSK’s broad portfolio of products continues to drive performance – 14 products with sales over £100 million in the quarter. Seretide/Advair for asthma/COPD, which is now the world’s 5th largest-selling pharmaceutical product, continues to demonstrate strong momentum with sales up 20% to £609 million.

•	Several key product launches expected within the next six months including: Vesicare for over-active bladder, Avandaryl for type-II diabetes and Requip for restless leg syndrome.

•	GSK gives pipeline update on several new NCE’s including products for the treatment of depression, pain, HIV, cervical cancer and blood disorders.

•	GSK remains on track to deliver 2004 EPS (at constant exchange rates) at least in line with business performance EPS in 2003.

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. For 2004, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results (see page 21) and 2003 statutory results. All commentaries compare 2004 results with 2003 business performance results in CER terms unless otherwise stated. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38. See 'Accounting for own shares' on page 5 and 'Accounting Presentation and Policies' on page 21 for fuller explanations of these matters.

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Commenting on the performance for the quarter and GSK's outlook, JP Garnier, Chief Executive Officer, said: "These results confirm GSK’s success in managing to absorb over £1.2 billion of lost sales to generic Paxil IR and Wellbutrin SR during the first nine months of the year and keeping overall pharmaceutical sales level. This is being driven by the strong performance of our key product growth drivers including Avandia for diabetes and Advair for asthma/COPD, both of which continue to grow very strongly in the USA and Europe. As the impact from Paxil generics now diminishes, we look forward to improved earnings growth in the fourth quarter and in 2005.

We are also continuing to make progress with our pipeline of potential new medicines which will fuel the company’s performance over the years to come. Several key NCEs – such as lapatinib for cancer, Allermist (698) for rhinitis and Cervarix a vaccine for cervical cancer – are now in Phase III clinical development and a wave of other exciting compounds for diseases such as pain, HIV, and blood disorders are making good progress."

KEY PHARMACEUTICAL GROWTH DRIVERS

•

Seretide/Advair for asthma and COPD remains GSK’s biggest selling product, with sales of £609 million, up 20% in the quarter.

Advair had a strong quarter in the USA with sales up 22% to £342 million, benefiting from strong patient demand in asthma and COPD. Seretide also grew strongly in Europe (+21% to £213 million) where it continues to gain market share faster than its closest competitor, Symbicort. Growth in Europe should continue to benefit from the recently published GOAL study.

•

GSK’s diabetes treatments Avandia/Avandamet continue to perform very strongly, with overall sales of £284 million (+31%) in the quarter. In the United States (+24% to £216 million), growth is being driven by the excellent performance of Avandamet and will benefit further from the approval of Avandaryl (a once-daily combination of Avandia + Aventis’ Amaryl) which is expected by the end of the year.

Use of Avandia/Avandamet is also growing strongly in Europe, with sales up 49% to £27 million, and in International markets where sales rose 73% to £41 million.

•	GSK’s epilepsy and bi-polar disorder treatment Lamictal performed very strongly in the quarter with sales up 29% to £172 million. In the United States, sales growth (+42% to £106 million) continues to be driven by the indication for the treatment of bipolar disorder received last year.

•	Sales of Coreg, GSK’s alpha-beta blocker for heart disease, grew 29% to £110 million. Coreg continues to benefit from its wide range of indications. Results are expected shortly from a new study (GEMINI) looking at the benefits of Coreg versus the beta blocker metoprolol in diabetic patients with hypertension.

•	Valtrex (for herpes) sales rose 27% to £147 million, driven by a continuing strong performance in the USA (+34% to £96 million) where the product is the clear market leader in treatments for genital herpes.

•	Total HIV sales were up 8% to £372 million. In the United States, GSK remains the HIV market leader with a 45% share of total weekly prescriptions, despite competition from new products. GSK’s HIV franchise was further enhanced by the launch of Epzicom, a new combination product (Epivir/Ziagen) in the USA at the end of August. Telzir (fosamprenavir) a new protease inhibitor was launched in the EU at the end of September.

•	GSK’s vaccines business had a particularly strong quarter with sales up 22% to £328 million, driven by sales of Infanrix/Pediarix which rose 22% to £95 million. Sales increased 40% in International markets to £111 million, boosted by increased tender business.

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LINE EXTENSIONS CONTINUE TO MITIGATE GENERIC COMPETITION

•	Total sales of Wellbutrin products fell 30% to £173 million. Wellbutrin IR and SR sales fell 79% to £45 million as a result of generic competition. This impact was partially offset, however, by the exceptionally strong performance of Wellbutrin XL, the new once-daily product, which achieved sales of £128 million and now constitutes approximately 52% of total US Wellbutrin SR/XL prescriptions.

•	Total sales of the Paxil franchise were down 51% to £246 million as a result of generic competition to Paxil IR (sales of which declined 65% to £144 million). Paxil CR generated sales of £102 million (+4%).

PIPELINE UPDATE
New product launches

•	Vesicare for the treatment of overactive bladder, which GSK will co-promote with Yamanouchi Pharma America, is expected to be approved later this year.

•	An FDA approvable letter was received for diabetes product Avandaryl, a once daily combination of Avandia + Aventis’ Amaryl. Final approval is expected before year-end.

•	Requip is expected to be approved by the FDA for the treatment of restless leg syndrome, an area of significant unmet need, in H1 2005.

•	Boniva, a potent oral bisphosphonate for the treatment of osteoporosis with a convenient once-monthly dosing regimen, was filed with the FDA in May and approval is expected in H1 2005. A quarterly i.v. dosing regimen will be filed in Q4. Boniva is being co-developed by GSK and Roche.

•	Entereg, the first product expected to be approved for the management of post operative ileus was filed with the FDA in June and approval is expected in H1 2005. GSK and Adolor are collaborating on the worldwide development and commercialisation of Entereg.

Expected 2004/05 filings

•	Lapatinib (’016) is progressing on schedule through multiple phase II/III studies in a variety of solid tumours. Results from clinical trials are expected over the next 18 months on breast, bladder, renal cell and lung cancer.

•	Rotarix, a new vaccine for the prevention of rotavirus gastroenteritis in infants was approved in Mexico during the quarter and has now been filed in over 20 international markets. It is expected to be filed in Europe in 2005. Results from a large 60,000 patient study on Rotarix were received in October and are to be presented as a ‘late breaker’ at ICAAC† on 30th October.

•	Improved once-daily formulations for three agents are planned to be filed in 2005: Avandamet XR, Requip CR and Coreg CR.

•	Trexima, a unique multi-mechanism product to treat migraine, which is expected to result in improved efficacy and sustained pain free results for migraine patients, is scheduled to be filed in 2005. Trexima contains sumatriptan and naproxen sodium.

•	Nelarabine, for childhood T-cell leukemia, is scheduled for filing in Q4 2004.

News update on other key NCE’s

•	Following positive phase II results, Allermist (’698) entered phase III studies for rhinitis during the third quarter.

•	Results from Phase II clinical trials that evaluated lower doses of ’162 for the treatment of depression will be presented at GSK’s CNS seminar on 23rd November. These trials did not meet primary efficacy end points in depression and consequently further phase II studies at higher doses will be undertaken before advancing the compound into phase III trials. Accordingly the expected filing date for this indication has been rescheduled from 2006 to 2007. In the completed phase II trials there was evidence of a dose dependent weight loss response. Based on this data, GSK is now also planning to develop this compound for the treatment of obesity.

† Interscience Conference on Antimicrobial Agents and Chemotherapy

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•	Phase II data on ’381, GSK’s dual acting COX-2 inhibitor for pain, will also be presented at the CNS Seminar in November. In the light of recent developments regarding a drug in the COX-2 class, GSK will be meeting with regulatory authorities to discuss their clinical trial requirements for ’381 going forward.

•	Recruitment in phase III studies of Cervarix, GSK’s new HPV vaccine for cervical cancer, is running significantly ahead of schedule and the expected filing date has been moved forward to 2006 (previously 2008). Cervarix has already demonstrated 100% efficacy against the two main viral sub-types which cause cervical cancer (HPV 16 and 18). This new vaccine is expected to make a major contribution to improved healthcare globally. Cervical cancer is the number 2 cancer killer of women worldwide.

•	Positive initial data was received during the quarter on ’115, potentially the first oral product for the treatment of thrombocytopenia (low blood platelet levels brought about by chemotherapy, chronic liver disease and other conditions). ’115 is about to enter phase II studies in a variety of indications and filing has been brought forward from 2007 to 2006.

•	Phase II results on ’140, an oral CCR5 inhibitor for the treatment of HIV, showing substantial viral load reduction and a clean safety profile, were received in the quarter. These data will be presented as a ‘late breaker’ at ICAAC† on 31st October. Filing is scheduled for 2007.

CONSUMER HEALTHCARE

Consumer Healthcare quarterly sales were up 3% to £806 million, driven by particularly strong growth in International markets (+11% to £205 million).

The strongest performances were for Smoking control products (+17% to £79 million), Respiratory tract products (+21% to £39 million) and Oral care (+6% to £278 million). This was offset to some extent by Dermatological product sales which fell 12% to £47 million primarily as a result of generic competition to Cutivate in the USA.

FINANCIAL REVIEW

Trading profit and earnings per share

Trading profit for Q3 2004 was £1,594 million, a 5% increase in CER terms (9% decline in sterling terms) compared with Q3 2003 business performance. The trading margin declined 0.3 percentage points compared with Q3 2003, due to adverse currency movements, higher R&D expenditure, and a higher cost of goods due to a less favourable product mix. These higher costs were partially offset by lower selling, general and administration (SG&A) costs. These costs declined compared with Q3 2003 due to cost savings in general and administration, lower provisions for legal matters and lower asset write-downs.

Other operating expense was £33 million which was the same sterling amount as Q3 2003.

EPS of 18.7 pence increased 5% in CER terms (10% decline in sterling terms) compared with Q3 2003 business performance EPS. The adverse currency impact on EPS of 15 percentage points principally resulted from the significant weakening of the US dollar relative to last year.

Compared with Q3 2003 statutory results, which included merger and manufacturing restructuring costs and disposals of businesses, EPS increased 7% in CER terms, but declined 7% in sterling terms.

Currencies

The third quarter 2004 results are based on average exchange rates, principally £1/$1.82, £1/Euro 1.48 and £1/Yen 199. The period-end exchange rates were £1/$1.81, £1/Euro 1.46 and £1/Yen 199. If exchange rates were to hold at these levels for the remainder of 2004 the negative currency impact on earnings per share growth would be approximately 9% to 10% for the full year.

Dividend

The Board has declared a third interim dividend of 10 pence per share. This compares with a dividend of 9 pence per share for Q3 2003. The equivalent dividend receivable by ADR holders is 36.519 cents per ADS based on an exchange rate of £1/$1.82595. The dividend will have an ex-dividend date of 3rd November 2004 and will be paid on 6th January 2005 to shareholders and ADR holders of record on 5th November 2004. The total dividend for the full year 2004 is expected to increase in line with the 2003 increase of 1 penny per share.

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Earnings guidance

In 2004, despite an expected substantial loss of sales due to generic competition to Paxil and Wellbutrin, GSK expects to deliver EPS (at constant exchange rates) at least in line with business performance EPS in 2003. As the impact of generics becomes less significant, GSK looks forward to a return to EPS growth in CER terms in 2005.

Share buy-back programme

In October 2002, GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was accounted for in 2002, £980 million in 2003, £279 million in Q1 2004, £221 million in Q2 2004 and £250 million in Q3 2004. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Accounting for own shares

In 2004, the Group has adopted UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 21. As a result of the reclassification of own shares to equity shareholders' funds net assets at 31st December 2003 decreased by £2,661 million. Additionally, trading profit and profit before taxation in Q3 2003 have been increased by £1 million and earnings have been increased by £2 million. The full year 2003 effect is that trading profit, and profit before taxation have been reduced by £16 million and earnings have been reduced by £6 million.

Legal and other disputes

The GSK accounting policy for legal and other disputes is set out on page 96 of the Annual Report 2003. The policy states that a provision is made for the anticipated settlement costs and legal and other expenses associated with claims received and legal and other disputes against the Group where a reasonable estimate can be made of the outcome of the dispute. No provision has been made for unasserted claims or where obligations exist under a dispute but it has not been possible to make a reasonable estimate.

GSK has undertaken a review of its product liability claims and assessed that a number of products now have a history of claims made and settlements which makes it possible to use an IBNR (incurred but not reported) actuarial technique to determine a reasonable estimate of the Group's exposure for unasserted claims in relation to those products.

The IBNR basis is currently used by a number of other pharmaceutical companies to estimate product liability provisions.

For those product liability matters that have a sufficient history of claims made and settlements, GSK is undertaking a determination on an IBNR basis of the ultimate liability for such matters and expects to provide accordingly in the fourth quarter 2004. The impact of any additional charge is not expected to lead to any change to GSK’s previously announced earnings guidance.

International Financial Reporting Standards (IFRS)

The Group’s programme to convert its financial reporting from UK GAAP to IFRS is well advanced. Restatements of full year 2003, Q1 2004 and Q2 2004 results will be published on 29th October 2004. The remaining restatements (Q3 2004, Q4 2004 and full year 2004) will be issued with the 2004 UK GAAP Preliminary Results Announcement on 10th February 2005.

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GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Anita Kidgell	(020) 8047 5540 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer, Vesicare, a trade mark of Yamanouchi Pharmaceutical, Entereg, a trade mark of Adolor and Boniva, a trademark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2003.

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PROFIT AND LOSS ACCOUNT
Three months ended 30th September 2004

Q3 2003

Q3 2004 Statutory	Growth*	Business Performance (restated)	Merger, restructuring and disposal of businesses	Statutory (restated)
£m	CER%	£m	£m	£m

Turnover:
Pharmaceuticals	4,213	(1)	4,634	—	4,634
Consumer Healthcare	806	3	832	—	832

TURNOVER	5,019	—	5,466	—	5,466

Cost of sales	(1,096)	8	(1,063)	(67)	(1,130)

Gross profit	3,923	(2)	4,403	(67)	4,336

Selling, general and administration	(1,647)	(12)	(1,969)	34	(1,935)
Research and development	(682)	6	(681)	—	(681)

Trading profit:
Pharmaceuticals	1,412	4	1,579	(27)	1,552
Consumer Healthcare	182	13	174	(6)	168

TRADING PROFIT	1,594	5	1,753	(33)	1,720

Other operating income/(expense)	(33)	(33)	—	(33)

Operating profit	1,561	5	1,720	(33)	1,687
Profits of associates	22	20	—	20

Profit before interest	1,583	1,740	(33)	1,707
Net interest payable	(61)	(46)	—	(46)

PROFIT BEFORE TAXATION	1,522	4	1,694	(33)	1,661

Taxation	(418)	(465)	9	(456)

Profit after taxation	1,104	1,229	(24)	1,205
Minority interests	(39)	(30)	—	(30)
Preference share dividends	—	(3)	—	(3)

EARNINGS	1,065	4	1,196	(24)	1,172

EARNINGS PER SHARE	18.7	p	5	20.7	p	20.2	p

Diluted earnings per share	18.5	p	20.2	p

* Growth rates are calculated comparing Q3 2004 statutory results with Q3 2003 business performance results. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 21.

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 14.

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PROFIT AND LOSS ACCOUNT
Nine months ended 30th September 2004

9 months 2003

9 months 2004 Statutory	Growth*	Business Performance (restated)	Merger, restructuring and disposal of businesses	Statutory (restated)	2003 (restated)
£m	CER%	£m	£m	£m	£m

Turnover:
Pharmaceuticals	12,659	—	13,666	—	13,666	18,181
Consumer Healthcare	2,367	4	2,397	—	2,397	3,260

TURNOVER	15,026	1	16,063	—	16,063	21,441

Cost of sales	(3,151)	7	(3,072)	(233)	(3,305)	(4,544)

Gross profit	11,875	—	12,991	(233)	12,758	16,897

Selling, general and administration	(5,014)	(4)	(5,602)	19	(5,583)	(7,597)
Research and development	(1,993)	8	(1,955)	(14)	(1,969)	(2,791)

Trading profit:
Pharmaceuticals	4,420	—	5,003	(209)	4,794	5,933
Consumer Healthcare	448	12	431	(19)	412	576

TRADING PROFIT	4,868	1	5,434	(228)	5,206	6,509

Other operating income/(expense)	(100)	34	—	34	(133)

Operating profit	4,768	(2)	5,468	(228)	5,240	6,376
Profit on disposal of interests in associates	41	—	—	—	—
Business disposals	—	—	3	3	5
Profits of associates	72	70	—	70	93

Profit before interest	4,881	5,538	(225)	5,313	6,474
Net interest payable	(152)	(118)	—	(118)	(161)

PROFIT BEFORE TAXATION	4,729	(2)	5,420	(225)	5,195	6,313

Taxation	(1,300)	(1,488)	60	(1,428)	(1,729)

Profit after taxation	3,429	3,932	(165)	3,767	4,584
Minority interests	(86)	(71)	—	(71)	(94)
Preference share dividends	(2)	(11)	—	(11)	(12)

EARNINGS	3,341	(2)	3,850	(165)	3,685	4,478

EARNINGS PER SHARE	58.2	p	(1)	66.2	p	63.3	p	77.1	p

Diluted earnings per share	58.0	p	63.2	p	76.9	p

Weighted average number of shares (millions)	5,745	5,816	5,816	5,806

* Growth rates are calculated comparing 9 months 2004 statutory results with 9 months 2003 business performance results. Results in 2003 have been restated following the implementation of UITF 17 (revised) and UITF 38 – see 'Accounting Presentation and Policies' on page 21.

Appropriations of profit attributable to shareholders are set out under 'Appropriations' on page 14.

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PHARMACEUTICAL TURNOVER
Three months ended 30th September 2004

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,070	10	556	15	358	7	156	—
Seretide/Advair Flixotide/Flovent, Serevent	832	10	431	12	295	11	106	3
Seretide/Advair	609	20	342	22	213	21	54	5
Flixotide/Flovent	141	(8)	59	(13)	43	(5)	39	(3)
Serevent	82	(13)	30	(22)	39	(11)	13	14
Flixonase/Flonase	145	28	119	32	12	7	14	14

CENTRAL NERVOUS SYSTEM	835	(26)	544	(32)	181	(10)	110	(7)
Seroxat/Paxil	246	(51)	117	(64)	58	(32)	71	(11)
Paxil IR	144	(65)	17	(92)	58	(32)	69	(13)
Paxil CR	102	4	100	2	—	—	2	>100
Wellbutrin	173	(30)	168	(30)	—	—	5	(8)
Wellbutrin IR, SR	45	(79)	41	(81)	—	—	4	(18)
Wellbutrin XL	128	>100	127	>100	—	—	1	>(100)
Imigran/Imitrex	175	(3)	127	(5)	36	2	12	(2)

Lamictal	172	29	106	42	54	10	12	12
Requip	29	22	13	21	14	22	2	43

ANTI-VIRALS	597	11	307	19	170	(1)	120	10

HIV	372	8	198	13	132	—	42	11
Combivir	144	7	73	12	54	3	17	—
Trizivir	79	(6)	47	(4)	30	(10)	2	(2)
Epivir	73	6	35	6	27	5	11	11
Ziagen	42	7	20	3	14	(3)	8	54
Retrovir	11	5	5	12	4	(3)	2	4
Agenerase, Lexiva	18	>100	13	>100	3	28	2	>100

Herpes	179	15	99	32	31	(8)	49	2
Valtrex	147	27	96	34	22	6	29	19
Zovirax	32	(21)	3	(19)	9	(31)	20	(15)

Zeffix	33	13	3	30	6	37	24	7

ANTI-BACTERIALS	353	(10)	71	(25)	154	(8)	128	(1)
Augmentin	156	(7)	42	(14)	63	(14)	51	14
Augmentin IR	125	(9)	14	(31)	62	(16)	49	12
Augmentin ES	14	32	13	26	—	—	1	>100
Augmentin XR	17	(12)	15	(18)	1	>100	1	>100
Zinnat/Ceftin	45	(16)	1	(77)	25	1	19	(24)

METABOLIC	320	25	216	24	36	15	68	35
Avandia, Avandamet	284	31	216	24	27	49	41	73

VACCINES	328	22	67	9	150	17	111	40
Hepatitis	102	7	34	1	52	17	16	(5)
Infanrix, Pediarix	95	22	33	20	41	14	21	47

ONCOLOGY & EMESIS	246	9	182	13	42	6	22	(11)
Zofran	201	12	152	16	32	4	17	(9)
Hycamtin	26	—	17	(6)	7	14	2	15

CARDIOVASCULAR & UROGENITAL	233	14	142	2	64	53	27	15
Coreg	110	29	108	33	—	—	2	(53)
Levitra	11	(53)	3	(82)	5	99	3	47
Avodart	17	>100	10	77	7	>100	—	—

OTHER	231	(13)	21	(2)	67	(13)	143	(15)
Zantac	66	(12)	17	10	17	(26)	32	(14)

TOTAL PHARMACEUTICALS	4,213	(1)	2,106	(4)	1,222	3	885	3

Pharmaceutical turnover includes co-promotion income.

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PHARMACEUTICAL TURNOVER
Nine months ended 30th September 2004

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	3,242	8	1,615	9	1,135	8	492	2
Seretide/Advair Flixotide/Flovent, Serevent	2,508	10	1,252	9	925	12	331	10
Seretide/Advair	1,793	21	963	22	664	23	166	13
Flixotide/Flovent	451	(7)	187	(13)	139	(5)	125	2
Serevent	264	(15)	102	(27)	122	(10)	40	25
Flixonase/Flonase	435	7	345	11	45	7	45	(15)

CENTRAL NERVOUS SYSTEM	2,626	(18)	1,735	(22)	565	(8)	326	(6)
Seroxat/Paxil	821	(43)	411	(55)	196	(29)	214	(5)
Paxil IR	523	(57)	118	(82)	196	(29)	209	(7)
Paxil CR	298	19	293	18	—	—	5	>100
Wellbutrin	587	(9)	576	(8)	—	—	11	(39)
Wellbutrin IR, SR	254	(59)	245	(59)	—	—	9	>(100)
Wellbutrin XL	333	>100	331	>100	—	—	2	(48)
Imigran/Imitrex	505	(3)	362	(4)	107	3	36	(7)

Lamictal	496	32	301	45	161	14	34	11
Requip	84	25	38	22	41	27	5	39

ANTI-VIRALS	1,754	8	874	12	536	1	344	7

HIV	1,088	3	561	4	413	2	114	6
Combivir	424	4	210	4	166	5	48	(2)
Trizivir	247	(7)	139	(9)	98	(6)	10	14
Epivir	221	7	107	5	85	9	29	8
Ziagen	117	(1)	56	(5)	44	(3)	17	28
Retrovir	32	—	13	1	12	1	7	(2)
Agenerase, Lexiva	42	86	31	>100	8	7	3	49

Herpes	535	16	285	33	103	(7)	147	6
Valtrex	425	25	277	33	67	4	81	20
Zovirax	110	(11)	8	24	36	(23)	66	(7)

Zeffix	96	10	8	22	16	33	72	5

ANTI-BACTERIALS	1,165	(5)	271	(15)	517	(4)	377	2
Augmentin	538	—	173	(1)	220	(8)	145	15
Augmentin IR	398	(1)	40	6	217	(9)	141	12
Augmentin ES	69	(10)	66	(13)	—	—	3	>100
Augmentin XR	71	15	67	10	3	>100	1	>100
Zinnat/Ceftin	160	(4)	7	(55)	97	8	56	(10)

METABOLIC	929	30	634	29	98	21	197	40
Avandia, Avandamet	829	36	634	29	74	57	121	70

VACCINES	846	7	189	(1)	367	3	290	20
Hepatitis	297	—	100	(4)	145	3	52	5
Infanrix, Pediarix	257	5	89	3	114	7	54	7

ONCOLOGY & EMESIS	705	1	514	1	128	7	63	(8)
Zofran	573	8	425	9	98	6	50	(3)
Hycamtin	75	(2)	49	(4)	21	13	5	(21)

CARDIOVASCULAR & UROGENITAL	653	24	412	24	166	33	75	13
Coreg	317	35	311	38	—	—	6	(40)
Levitra	37	32	15	(16)	15	>100	7	>100
Avodart	41	>100	23	>100	17	>100	1	>100

OTHER	739	(11)	67	(8)	219	(14)	453	(10)
Zantac	204	(14)	54	(3)	55	(22)	95	(14)

TOTAL PHARMACEUTICALS	12,659	—	6,311	(1)	3,731	2	2,617	3

Pharmaceutical turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER
Three months ended 30th September 2004

	£m	Growth CER%

Over-the-counter medicines	364	4
Analgesics	87	6
Dermatological	47	(12)
Gastrointestinal	63	—
Respiratory tract	39	21
Smoking control	79	17
Natural wellness support	38	(2)

Oral care	278	6
Nutritional healthcare	164	(3)

Total	806	3

CONSUMER HEALTHCARE TURNOVER
Nine months ended 30th September 2004

	£m	Growth CER%

Over-the-counter medicines	1,074	3
Analgesics	261	10
Dermatological	145	(14)
Gastrointestinal	189	(1)
Respiratory tract	100	5
Smoking control	234	16
Natural wellness support	113	(1)

Oral care	805	5
Nutritional healthcare	488	6

Total	2,367	4

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FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Trading profit

			Q3 2003

	Q3 2004		Business
			performance		Growth
	Statutory	% of	(restated)	% of
	£m	turnover	£m	turnover	CER%	£%

Turnover	5,019	100.0	5,466	100.0	—	(8)
Cost of sales	(1,096)	(21.8)	(1,063)	(19.4)	8	3
Selling, general and administration	(1,647)	(32.8)	(1,969)	(36.0)	(12)	(16)
Research and development	(682)	(13.6)	(681)	(12.5)	6	—

Trading profit	1,594	31.8	1,753	32.1	5	(9)

Overall the trading margin declined 0.3 percentage points and sterling trading profit declined 9% on a sterling turnover decline of 8%. At constant exchange rates trading profit grew 5% and the margin increased 1.7 percentage points principally reflecting a 12% decline in selling, general and administration (SG&A), partly offset by a 8% increase in cost of sales and a 6% increase in research and development (R&D) expenditure while turnover was flat.

Cost of sales increased as a percentage of turnover by 2.4 percentage points. At constant exchange rates the increase was 1.7 percentage points reflecting the loss of higher margin Paxil IR and Wellbutrin SR sales, and an adverse regional mix.

SG&A as a percentage of turnover declined 3.2 percentage points. At constant exchange rates the decline was 4.2 percentage points. The principal reasons for the decline relative to Q3 2003 were lower provisions for legal matters, reduced asset write-downs and other general savings.

R&D expenditure was flat in sterling terms, but increased 6% reflecting increased clinical trial activity. Pharmaceuticals R&D expenditure represented 15.6% of pharmaceutical turnover.

Other operating income/(expense)

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Net other operating expense was £33 million compared with £33 million in Q3 2003. The net charge in 2004 reflects lower legal provisions and lower sales of equity investments.

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Taxation

The charge for taxation on profit amounting to £418 million represents an effective tax rate of 27.5%, which is the expected rate for the year.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2003. Developments since the date of that report are below.

With respect to the claims of the Internal Revenue Service (IRS) for the years 1989-1996, which are described in the note, the company contested these claims for additional taxes of $2.7 billion (£1.5 billion) and related interest of $2.5 billion (£1.4 billion) net of federal tax relief by filing a petition in the US Tax Court on 2nd April 2004. Similar tax issues remain open for 1997 to date. The company expects to receive a statutory notice covering the years 1997-2000 in 2005. A provisional date for the trial for the years 1989-2000 has been set for October 2006.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Earnings

	Q3 2004 £m	Q3 2003 (restated) £m	2003 (restated) £m
Net profit attributable to shareholders
Earnings	1,065	1,172	4,478
Adjustment for merger items, integration and restructuring costs and disposal of businesses	—	24	281

Adjusted earnings	1,065	1,196	4,759

	pence	pence	pence
Earnings per share
Basic earnings per share	18.7	20.2	77.1
Adjustment for merger items, integration and restructuring costs and disposal of businesses	—	0.5	4.9

Adjusted earnings per share	18.7	20.7	82.0

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Appropriations	Q3 2004 £m	Q3 2003 (restated) £m	2003 (restated) £m

Net profit attributable to shareholders	1,065	1,172	4,478
Dividends	(571)	(520)	(2,374)

Retained profit	494	652	2,104

	Pence per share	2004 £m	Pence per share	2003 £m
Dividends
First interim – paid 1st July 2004	10	575	9	524
Second interim – paid 30th September 2004	10	573	9	522
Third interim – payable 6th January 2005	10	571	9	520
Fourth interim			14	808

			41	2,374

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares, at 30th September 2004 was 5,712 million (30th September 2003: 5,780 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	9 months 2004 £m	9 months 2003 (restated) £m	2003 (restated) £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	3,341	3,685	4,478
Exchange movements on overseas net assets	(101)	192	113
Tax on exchange movements and unrealised gains	(35)	(1)	(92)
Unrealised gains on equity investments	—	7	7

TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	3,205	3,883	4,506

Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	368

TOTAL RECOGNISED GAINS AND LOSSES SINCE 31st DECEMBER 2003	3,573

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SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 30th September 2004

	Q3 2004 £m	Q3 2003 (restated) £m

OPERATING PROFIT	1,561	1,687
Depreciation and other non-cash items	257	326
(Increase)/decrease in working capital	(14)	108
Increase in net liabilities	202	220

NET CASH INFLOW FROM OPERATING ACTIVITIES	2,006	2,341

Dividends received from associates	4	1
Returns on investment and servicing of finance	(58)	(44)
Taxation paid	(391)	(449)

	1,561	1,849

Purchase of tangible fixed assets	(214)	(194)
Sale of tangible fixed assets	24	1
Purchase of intangible fixed assets	(77)	(61)

	(267)	(254)
Purchase of equity investments	(6)	(7)
Sale of equity investments	18	31

Capital expenditure and financial investment	(255)	(230)

Purchase of businesses	(306)	(3)
Investment in joint ventures and associates	—	(2)

Acquisitions and disposals	(306)	(5)

Equity dividends paid	(1,092)	(523)

NET CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(92)	1,091

Issue of ordinary share capital	9	8
Proceeds from own shares for employee share options	4	6
Purchase of shares for cancellation	—	(280)
Purchase of Treasury shares	(247)	—
Other financing cash flows	55	(51)
Exchange movements	(2)	(54)
Other non-cash movements	(95)	—

(INCREASE)/DECREASE IN NET DEBT IN PERIOD	(368)	720
NET DEBT AT BEGINNING OF PERIOD	(2,023)	(2,162)

NET DEBT AT END OF PERIOD	(2,391)	(1,442)

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SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Nine months ended 30th September 2004

	9 months 2004 £m	9 months 2003 (restated) £m	2003 (restated) £m

OPERATING PROFIT	4,768	5,240	6,376
Depreciation and other non-cash items	705	731	1,066
Increase in working capital	(98)	(240)	(387)
Decrease in net liabilities	(254)	(33)	(50)

NET CASH INFLOW FROM OPERATING ACTIVITIES	5,121	5,698	7,005

Dividends received from associates	8	1	1
Returns on investment and servicing of finance	(197)	(193)	(231)
Taxation paid	(1,116)	(1,566)	(1,917)

	3,816	3,940	4,858

Purchase of tangible fixed assets	(541)	(533)	(869)
Sale of tangible fixed assets	38	32	46
Purchase of intangible fixed assets	(133)	(117)	(193)

	(636)	(618)	(1,016)
Purchase of equity investments	(77)	(22)	(63)
Sale of equity investments	55	117	125

Capital expenditure and financial investment	(658)	(523)	(954)

Purchase of businesses	(306)	(12)	(12)
Disposal of interests in associates	56	—	—
Business disposals	—	3	3
Investment in joint ventures and associates	(2)	(3)	(3)

Acquisitions and disposals	(252)	(12)	(12)

Equity dividends paid	(2,419)	(1,810)	(2,333)

NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	487	1,595	1,559

Issue of ordinary share capital	25	26	41
Proceeds from own shares for employee share options	16	18	26
Purchase of shares for cancellation	(201)	(807)	(980)
Purchase of Treasury shares	(532)	—	—
Redemption of preference shares issued by a subsidiary	(489)	—	—
Other financing cash flows	30	93	82
Exchange movements	19	(32)	(37)
Other non-cash movements	(98)	—	(4)

(INCREASE)/DECREASE IN NET DEBT IN PERIOD	(743)	893	687
NET DEBT AT BEGINNING OF PERIOD	(1,648)	(2,335)	(2,335)

NET DEBT AT END OF PERIOD	(2,391)	(1,442)	(1,648)

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BALANCE SHEET

	30th September 2004 £m	30th September 2003 (restated) £m	31st December 2003 (restated) £m

Goodwill	136	151	143
Intangible fixed assets	1,993	1,710	1,697
Tangible fixed assets	6,450	6,526	6,441
Investments	379	310	294

FIXED ASSETS	8,958	8,697	8,575

Equity investments	137	159	164
Stocks	2,250	2,251	2,109
Debtors	6,880	6,738	6,897
Liquid investments	2,981	2,189	2,493
Cash at bank	756	1,670	962

CURRENT ASSETS	13,004	13,007	12,625

Loans and overdrafts	(1,157)	(1,596)	(1,452)
Other creditors	(6,441)	(6,795)	(7,019)

CREDITORS: amounts due within one year	(7,598)	(8,391)	(8,471)

NET CURRENT ASSETS	5,406	4,616	4,154

TOTAL ASSETS LESS CURRENT LIABILITIES	14,364	13,313	12,729

Loans	(4,971)	(3,705)	(3,651)
Other creditors	(267)	(227)	(232)

CREDITORS: amounts due after one year	(5,238)	(3,932)	(3,883)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,002)	(3,227)	(3,042)

NET ASSETS	6,124	6,154	5,804

Called up share capital	1,484	1,490	1,487
Share premium account	288	249	264
Other reserves	(710)	(839)	(804)
Profit and loss account	4,804	4,469	4,112

EQUITY SHAREHOLDERS' FUNDS	5,866	5,369	5,059
Non-equity minority interests	—	542	503
Equity minority interests	258	243	242

CAPITAL EMPLOYED	6,124	6,154	5,804

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RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	9 months 2004 £m	9 months 2003 (restated) £m	2003 (restated) £m

Equity shareholders' funds as previously reported	7,720	6,581	6,581
Prior period adjustment – implementation of UITF 17 (revised) and UITF 38	(2,661)	(2,741)	(2,741)

Equity shareholders' funds at beginning of period as restated	5,059	3,840	3,840
Total recognised gains and losses for the period	3,205	3,883	4,506
Dividends	(1,719)	(1,566)	(2,374)
Ordinary shares issued	25	26	41
Ordinary shares purchased and cancelled	(201)	(836)	(980)
Ordinary shares purchased and held as Treasury shares	(549)	—	—
Proceeds from own shares for employee share options	16	16	26
Credit in respect of employee share schemes	15	22	7
Goodwill written back	5	—	—
Exchange movements on goodwill written off to reserves	10	(16)	(7)

Equity shareholders' funds	5,866	5,369	5,059

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow was £2,006 million in Q3 2004. This represents a decrease of £335 million over Q3 2003. This reduced inflow was mainly due to the negative impact of foreign exchange and increases in working capital. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £1,697 million. This was higher than in Q3 2003 as two quarterly dividend cash payments were made in this quarter rather than the usual one payment. The £306 million purchase of business in the quarter relates to the acquisition of Fraxiparine and Arixtra product rights together with an associated manufacturing plant from Sanofi-Synthelabo. Receipts of £13 million arose from the exercise of share options: £4 million from the utilisation of shares held by the Employee Share Ownership Plan (ESOP) Trusts and £9 million from the issue of new shares. In addition, £247 million was spent on purchasing Treasury shares. The company did not purchase any of its own shares for cancellation in the period.

Net assets

The book value of net assets increased by £320 million from £5,804 million at 31st December 2003 to £6,124 million at 30th September 2004.

Fixed asset investments comprise investments in associates, joint ventures and long-term equity investments. The carrying value of associates, joint ventures and equity investments was £516 million and the market value was £1,399 million.

Following the implementation of UITF 38 investments in own shares held by the ESOP Trusts are now shown as a deduction from equity shareholders’ funds.

Equity shareholders' funds

Equity shareholders' funds have been restated at 31st December 2003 to £5,059 million. At 30th September 2004 these had increased to £5,866 million. The increase arises from retained earnings partially offset by shares purchased and cancelled, Treasury shares purchased and exchange movements on overseas net assets.

At 30th September 2004 the ESOP Trusts held 174.6 million GSK ordinary shares, at a book value of £2,639 million and a market value of £2,079 million, against the future exercise of share options and share awards, which have been deducted from other reserves. At 30th September 2004 GSK also held 48.6 million shares as Treasury shares, at a cost of £549 million, which has been deducted from profit and loss account reserves.

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Legal matters

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis as summarised under ‘Legal and other disputes’ on page 5. The Group may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the Group’s patents on various products or processes, and/or assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions related to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products, anti-trust and pricing matters are charged to other operating income/expense. At 30th September 2004 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 13) was almost £1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the legal proceedings note to the results announcements for the first and second quarters of 2004 are set out below:

The Group made application to the US Patent and Trademark Office (USPTO) in September 2004 for re-issue of its combination patent for Advair, an inhaled combination of salmeterol and fluticasone propionate, which expires in September 2010.

With respect to the Group's infringement action against Teva Pharmaceuticals, in August 2004, following a full trial, the US District Court for the District of Delaware ruled in the Group’s favour, upholding the validity of the Group’s method of use patent for Zofran which expires in December 2006, including expected paediatric extension. Teva has appealed the decision to the US Court of Appeals for the Federal Circuit (CAFC). A decision from the CAFC is expected in 2005. The trial of the Group’s actions against Reddy-Cheminor and West-ward Pharmaceuticals in the US District Court for the District of New Jersey for infringement of the Group’s method of use and process patents for Zofran has been completed with closing arguments expected to be heard during the fourth quarter. Prior to trial both Reddy-Cheminor and West-ward withdrew their challenges to the compound patent for ondansetron, the active ingredient in Zofran, amended their respective ANDAs and acknowledged that neither party is seeking approval of its ANDA prior to the expiry of the Group's compound patent in July 2005 (taking into account an expected extension for paediatric exclusivity).

With respect to the Group’s patent infringement action filed against Teva Pharmaceuticals regarding the compound patent for lamotrigine (the active ingredient in Lamictal), the US District Court for the District of New Jersey has set an 18th January 2005 trial date.

With respect to anti-trust litigation regarding Paxil the Group has reached settlements with classes of direct and indirect purchasers pursuant to which the Group has agreed to pay $165 million (£91 million). Those settlements are subject to approval of the US District Court for the Eastern District of Pennsylvania. Similar claims made by chain drugstores have also been settled. All these settlements have been covered using existing provisions. Litigation remains outstanding with Apotex and certain other generic manufacturers as part of their anti-trust counterclaims to the patent infringement actions filed by the Group in the same court.

With respect to the anti-trust litigation regarding Relafen, the Group has reached a settlement agreement with a class of indirect purchasers pursuant to which the Group has agreed to pay $75 million (£41 million) which have been covered using existing provisions. That settlement is subject to approval of the US District Court for the District of Massachusetts.

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In August 2004 the Group reached a settlement with the New York State Attorney General’s office over the state’s lawsuit regarding the disclosure of data on the use of Paxil in children and adolescents with depression. Under the terms of the settlement the Group has agreed to pay the State of New York $2.5 million (£1.4 million) and to make all reasonable efforts to post within stated time frames on the Group’s open Internet clinical trial register summaries of clinical trial reports on its marketed medicines completed after a stated time. Similar cases, some of which purport to be class actions, have been filed in state and federal courts by private plaintiffs. All those cases are in their early stages.

The Group has been named in seven purported class action lawsuits along with eight other pharmaceutical companies. Following the Group’s actions in 2003 to combat illegal importation of prescription drugs from Canada, the lawsuits allege that the companies entered an unlawful conspiracy to prevent Canadian pharmacies from selling their products to US customers. The Group has also been named as a defendant, along with thirteen other drug companies, in a state court action in California, in which the plaintiffs, independent pharmacies, allege that the defendants unlawfully conspired to keep prices artificially high in the USA to the detriment of the plaintiffs. In relation to the same matter, the Minnesota State Attorney General has served the Group with a complaint alleging that the Group has violated state anti-trust and commercial laws; however, this complaint has not yet been filed. All those state court actions are in their early stages.

Developments with respect to tax matters are described in ‘Taxation’ on page 13.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	9 months 2004	9 months 2003	2003

Average rates:
£/US$	1.82	1.61	1.64
£/Euro	1.48	1.45	1.45
£/Yen	197.00	191.00	191.00
Period end rates:
£/US$	1.81	1.66	1.79
£/Euro	1.46	1.43	1.42
£/Yen	199.00	185.00	192.00

During Q3 2004 average sterling exchange rates were stronger against the US dollar, the Euro and the Yen compared with the same period in 2003. Comparing Q3 2004 period end rates with Q3 2003 period end rates, sterling was stronger against the US dollar, the Euro and the Yen.

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ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 30th September 2004 is prepared in accordance with the accounting policies expected to apply in 2004. These are unchanged from those set out in the Annual Report 2003, except that during 2004 UITF Abstract 38 'Accounting for ESOP trusts' and related amendments to Abstract 17 'Employee share schemes' have been implemented. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders' funds. UITF 17 (revised) requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award).

Data for market share and market growth rates relate to the year ended 30th September 2004 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

During the years 2000 to 2003, business performance was the primary performance measure used by management and was presented after excluding merger items, integration and restructuring costs and disposals of businesses, as management believed that exclusion of these items provided a better comparison of business performance for the periods presented. For 2004, with the completion of these programmes, the Group is reporting results on a statutory basis only. Growth rates are presented comparing 2004 results both with 2003 business performance results and 2003 statutory results. Management considers that the comparison of 2004 statutory results with 2003 business performance results gives the most appropriate indication of the Group's performance for the period under review and therefore commentaries are presented on this basis unless otherwise stated.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2003 have been derived from the full Group accounts for that period, after adjusting for the implementation of UITF 17 (revised) and UITF 38, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q3 2004 Results
This Announcement was approved by the Board of Directors on Thursday 28th October 2004.

Financial calendar
The company will announce preliminary results for 2004 and fourth quarter 2004 results on 10th February 2005. The fourth interim dividend for 2004 will have an ex-dividend date of 16th February 2005 and a record date of 18th February 2005 and will be paid on 7th April 2005.

Internet
This Announcement, and other information about GSK, is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: October 28, 2004